EXHIBIT 3.3

Amendments to the Bylaws of Golden Matrix Group, Inc.

Effective April 5, 2024, Article IV, Section 15 of the Bylaws of Golden Matrix Group, Inc. (the “Company” and the “Bylaws”), is amended and restated in its entirety to read as follows:

“Section 15. Number and Qualification.  The authorized number of directors of the corporation shall be five (5); provided that no decrease in the number of directors shall shorten the term of any incumbent directors.  Directors need not be stockholders unless so required by the Articles of Incorporation.  If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.”

Effective April 5, 2024, Article XIII, Section 45 of the Bylaws is amended and restated in its entirety to read as follows:

“Section 45. Amendments.

(a) By the Stockholders. These Bylaws may be adopted, amended, or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.

(b) By the Board of Directors. Subject to the right of shareholders to adopt, amend, or repeal these Bylaws, these Bylaws may be adopted, amended, or repealed by the Board of Directors. A Bylaw adopted by the shareholders may restrict or eliminate the power of the Board of Directors to adopt, amend, or repeal these Bylaws. In no event shall any amendment or modification of these Bylaws adopted by the stockholders pursuant to Section 45(a) hereof be amended by the Board of Directors, without approval of the stockholders pursuant to Section 45(a) hereof.”